

October 30, 2014

<u>Via E-mail</u>
William Amelio
Chief Executive Officer
CHC Group Ltd.
190 Elgin Avenue
George Town
Grand Cayman, KY1-9005

> **Re: CHC Group Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 16, 2014**
> **File No. 333-198876**

Dear Mr. Amelio:

We have reviewed your responses to the comments in our letter dated October 15, 2014 and have the following additional comment.

<u>Exhibit 5.1</u>

1. Please revise to have counsel opine that the rights are binding obligations of the company under the law of the jurisdiction governing the rights agreement. Refer to Section II.B.f. of Staff Legal Bulletin, No. 19, available on our website at www.sec.gov. Please also revise the legality opinion to remove assumption 4.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
       Louis Lehot
       Cooley LLP